UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

EXCO Resources Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279402

(CUSIP Number)

Jonathan A. Siegler

Bluescape Resources Company LLC

200 Crescent Ct., Suite 1900

Dallas, Texas 75201

(469) 398-2220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

William S. Anderson

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

June 20, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269279402

1	NAME OF REPORTING PERSON Energy Strategic Advisory Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,415,708
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,433,630
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,433,630 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 269279402

1	NAME OF REPORTING PERSON Bluescape Energy Recapitalization and Restructuring Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,415,708
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,433,630
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,433,630 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 269279402

1	NAME OF REPORTING PERSON Bluescape Energy Partners III GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,415,708
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,433,630
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,433,630 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 269279402

1	NAME OF REPORTING PERSON Bluescape Resources GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,415,708
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,433,630
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,433,630 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 269279402

1	NAME OF REPORTING PERSON Charles John Wilder, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 18,125
	8	SHARED VOTING POWER 1,415,708
	9	SOLE DISPOSITIVE POWER 18,125
	10	SHARED DISPOSITIVE POWER 6,433,630
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,451,755 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 269279402

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on December 23, 2015, as amended by Amendment No. 1 filed on June 15, 2017 (as so amended, the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D to disclose the issuance to ESAS of the ESAS June 20, 2017 PIK Shares (as defined in Item 5 below).

Capitalized terms used in this Amendment and not otherwise defined herein have the respective meanings given in the Schedule 13D. Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated to read as follows:

(a) This statement on Schedule 13D is filed jointly by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(i)	Energy Strategic Advisory Services LLC (“ESAS”)

(ii)	Bluescape Energy Recapitalization and Restructuring Fund III LP (“Main Fund”)

(iii)	Bluescape Energy Partners III GP LLC (“Bluescape GP”)

(iv)	Bluescape Resources GP Holdings LLC (“Bluescape GP Holdings”)

(vi)	Charles John Wilder, Jr.

(b) The address of the principal business address of each of the Reporting Persons is 200 Crescent Court, Suite 1900, Dallas, Texas 75201.

(c) The principal business of ESAS is investing in energy companies and energy assets. The principal business of Main Fund is investing in energy companies and energy assets and acting as a managing member of ESAS. The principal business of Bluescape GP is acting as the general partner of Main Fund and other funds that Bluescape GP controls. The principal business of Bluescape GP Holdings is acting as the manager of Bluescape GP and other funds that Bluescape GP Holdings controls. The principal business of Charles John Wilder, Jr. is acting as the manager of Bluescape GP Holdings and its affiliates and as the manager or member of other investment and operating entities.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of ESAS, Main Fund, Bluescape GP and Bluescape GP Holdings is organized under the laws of the State of Delaware. Charles John Wilder, Jr. is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by appending the following text:

Since June 15, 2017, the filing date of Amendment No. 1 to the Schedule 13D, acquisitions of beneficial ownership of Shares were consummated with the use of the following funds:

ESAS holds $47.9 million in aggregate principal amount of the 1.75 Lien Term Loans and, on June 20, 2017, received 192,609 Shares as an interest payment under the 1.75 Lien Term Loan Credit Agreement.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read as follows:

On June 12, 2017, the Issuer effectuated a 1-for-15 reverse share split of its common stock (the “Reverse Stock Split”) pursuant to which every 15 Shares issued and outstanding prior to the Reverse Stock Split were converted into one Share, with fractional Shares being rounded up to the next whole Share. The numbers of Shares reported in this Amendment are adjusted to give effect to the Reverse Stock Split.

On June 20, 2017, the Issuer elected to pay interest on its 1.75 Lien Term Loans by issuing a total of 2,745,754 Shares (the “June 20, 2017 PIK Shares”), 192,609 of which were issued to ESAS (the “ESAS June 20, 2017 PIK Shares”) with respect to the $47.9 million aggregate principal amount of the 1.75 Lien Term Loans it holds. The Issuer’s election to pay interest by issuing the June 20, 2017 PIK Shares is reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2017.

(a) The aggregate percentage of Common Stock reported owned by each person named herein is based upon 26,657,825 Shares comprised of (i) the 5,017,922 Shares underlying the Financing Warrants, (ii) the 18,894,149 Shares outstanding as of May 5, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2017 and (iii) the 2,745,754 June 20, 2017 PIK Shares.

(i)	ESAS

(a) As of the date hereof, ESAS beneficially owned 6,433,630 Shares (consisting of (i) 1,415,708 Shares and (ii) 5,017,922 Shares underlying the Financing Warrants referenced below) constituting collectively approximately 24.1% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0

	2.	Shared power to vote or direct vote: 1,415,708 Shares

	3.	Sole power to dispose or direct the disposition: 0

	4.	Shared power to dispose or direct the disposition: 6,433,630 Shares

(ii)	Main Fund

(a) As of the date hereof, Main Fund may be deemed the beneficial owner of the 6,433,630 Shares beneficially owned by ESAS (consisting of (i) 1,415,708 Shares and (ii) 5,017,922 Shares underlying the Financing Warrants referenced below), constituting collectively approximately 24.1% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0

	2.	Shared power to vote or direct vote: 1,415,708 Shares

	3.	Sole power to dispose or direct the disposition: 0

	4.	Shared power to dispose or direct the disposition: 6,433,630 Shares

(iii)	Bluescape GP

(a) As of the date hereof, Bluescape GP may be deemed the beneficial owner of the 6,433,630 Shares beneficially owned by ESAS (consisting of (i) 1,415,708 Shares and (ii) 5,017,922 Shares underlying the Financing Warrants referenced below), constituting collectively approximately 24.1% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0

	2.	Shared power to vote or direct vote: 1,415,708 Shares

	3.	Sole power to dispose or direct the disposition: 0

	4.	Shared power to dispose or direct the disposition: 6,433,630 Shares

(iv)	Bluescape GP Holdings

(a) As of the date hereof, Bluescape GP Holdings may be deemed the beneficial owner of the 6,433,630 Shares beneficially owned by ESAS (consisting of (i) 1,415,708 Shares and (ii) 5,017,922 Shares underlying the Financing Warrants referenced below), constituting collectively approximately 24.1% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0

	2.	Shared power to vote or direct vote: 1,415,708 Shares

	3.	Sole power to dispose or direct the disposition: 0

	4.	Shared power to dispose or direct the disposition: 6,433,630 Shares

(v)	Charles John Wilder, Jr.

(a) As of the date hereof, Charles John Wilder, Jr. beneficially owned 18,125 Shares and may be deemed the beneficial owner of the 6,433,630 Shares beneficially owned by ESAS (consisting of (i) 1,415,708 Shares and (ii) 5,017,922 Shares underlying the Financing Warrants referenced below), constituting collectively approximately 24.2% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 18,125 Shares

	2.	Shared power to vote or direct vote: 1,415,708 Shares

	3.	Sole power to dispose or direct the disposition: 18,125 Shares

	4.	Shared power to dispose or direct the disposition: 6,433,630 Shares

(c) The Reporting Persons have effected the following transactions involving securities of the Issuer during the past 60 days:

(i) As described in Item 6, ESAS received the Financing Warrants in connection with its purchase of $70,000,000 principal amount of the 1.5 Lien Notes.

(ii) As described in this Item 5, ESAS received the ESAS June 20, 2017 PIK Shares in connection with the Issuer’s election to effect the payment of interest on the 1.75 Lien Term Loans through the issuance of the June 20, 2017 PIK Shares.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by any Reporting Persons.

The foregoing discussion is also qualified in its entirety by reference to the form of Financing Warrant, Registration Rights Agreement and the 1.75 Lien Term Loan Credit Agreement, copies of which are filed as Exhibits 10.6, 10.12 and 10.14, respectively, to the Current Report on Form 8-K filed by the Issuer on March 15, 2017 and are incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.1	Form of Financing Warrant (incorporated by reference to Exhibit 10.6 of the Form 8-K).

99.2	Registration Rights Agreement, dated as of March 15, 2017, by and among EXCO Resources, Inc. and the investors specified on the signatures thereto (incorporated by reference to Exhibit 10.12 of the Form 8-K).

99.3	1.75 Lien Term Loan Credit Agreement, dated as of March 15, 2017, by and among EXCO Resources, Inc., as borrower, certain subsidiaries of borrower, as guarantors, the lenders party thereto, and Wilmington Trust, National Association, as administrative agent and collateral trustee (incorporated by reference to Exhibit 10.4 of the Form 8-K).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2017

Energy Strategic Advisory Services LLC

By:	/s/ Jonathan Siegler
Managing Director and Chief Financial Officer

Bluescape Energy Recapitalization and Restructuring Fund III LP

By:	/s/ Jonathan Siegler
Managing Director and Chief Financial Officer

Bluescape Energy Partners III GP LLC

By:	/s/ Jonathan Siegler
Managing Director and Chief Financial Officer

Bluescape Resources GP Holdings LLC

By:	/s/ Charles John Wilder, Jr.
Sole Member

Charles John Wilder, Jr.

By:	/s/ Charles John Wilder, Jr.